EXHIBIT 9(b)(i)

                                          February 2, 1998


THE RODNEY SQUARE STRATEGIC FIXED INCOME FUND

      RE: ADMINISTRATION AND ACCOUNTING SERVICES FEES

Dear Sir/Madam:

      This letter constitutes our agreement with respect to compensation to be paid to PFPC Inc. ("PFPC") under the terms of an Administration and Accounting Services Agreement dated February 2, 1998 between PFPC and The Rodney Square Strategic Fixed Income Fund (the "Fund"), as amended from time to time (the "Agreement"). Pursuant to paragraph 11 of the Agreement, and in consideration of the services to be provided, the Fund will pay PFPC an annual administration and accounting fee, to be calculated daily and paid monthly. The Fund will also reimburse PFPC for its out-of-pocket expenses reasonably incurred on its behalf, including, but not limited to postage, telephone, telex, overnight express charges, outside independent pricing service charges, and travel expenses incurred for board meeting attendance.

      The annual administrative and accounting services fee will be an asset based fee of .10% of each Portfolio's first $1 billion of average daily net assets; .075% of each Portfolio's next $500 million of average daily net assets;
 .05% of each Portfolio's next $500 million of average daily net assets; and .035% of each Portfolio's average daily net assets in excess of $2 billion. Such fees are exclusive of out-of-pocket expenses and shall be calculated daily and paid monthly.

      Any fee or out-of-pocket expenses not paid within 30 days of the date of the original invoice will be charged a late payment fee of 1% per month until payment of the fees are received by PFPC.

      The fee for the period from the date hereof until the end of the year shall be prorated according to the proportion which such period bears to the full annual period.



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      If the foregoing  accurately sets forth our agreement and you intend to be legally bound thereby, please execute a copy of this letter and return it to us.

                                    Very truly yours,

                                    PFPC INC.



                                    By: /s/ J. Richard Carnall
                                        ----------------------------------------

                                    Title: Chairman




Agreed and Accepted:

THE RODNEY SQUARE STRATEGIC FIXED INCOME FUND



By: /s/ Robert J. Chritian
    ----------------------------------

Title: President